March 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell, Sonia Bednarowski

Re:	Goldenstone Acquisition Limited

Registration Statement on Form S-1

Filed June 21, 2021, as amended (File No. 333-257209)

Request for Acceleration of Effectiveness

Dear Ms. Purnell and Ms. Bednarowski:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Goldenstone Acquisition Limited that the effective date of the above-referenced registration statement, as amended, be accelerated so as to permit it to become effective at 5:00 p.m. Eastern Time on Wednesday, March 16, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Executive Managing Director & Head of Investment Banking